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                            UNITED STATES             OMB Number:      3235-0145
                  SECURITIES AND EXCHANGE COMMISSION  Expires:  October 31, 1997
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                                                      --------------------------
                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 1)*
                                        ---

                         Vicon Industries, Inc.
      -----------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $.01 par value
      -----------------------------------------------------------------
                    (Title of Class of Securities)

                              0009258111
                     ----------------------------
                            (CUSIP Number)

Mr. Chu Chun                            915 Hartford Turnpike
c/o International Industries, Inc.      Shrewsbury, MA 01545 (508) 842-0300
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                            Communications)

                             July 13, 1994
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D

----------------------------------             ---------------------------------
CUSIP NO. 0009258111                           PAGE 2 OF 6 PAGES
          ----------
----------------------------------             ---------------------------------

________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Chu S. Chun
      ###-##-####
________________________________________________________________________________
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a) /   /
                                                                       (b) / X /
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*

      PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF    _________________________________________________________________
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            299,457*
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
   WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                      299,457*
________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      299,457*
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN
    SHARES *                                                                / /

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.8%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

      IN
________________________________________________________________________________

*Beneficial ownership of all but 48,400 shares is expressly disclaimed.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                        3 of 6



                                  SCHEDULE 13D
                                  ------------

Item 1. Security and Issuer.
---------------------------

     Common Stock, $.01 par value
     Vicon Industries, Inc.
     525 Broad Hollow Road
     Melville, NY 11747

Item 2. Identity and Background.
-------------------------------

     (a)  Name: Chu Chun

     (b)  Business Address:
          c/o International Industries, Inc.
          915 Hartford Turnpike
          Shrewsbury, MA 01545

     (c)  Principal Occupation:
          Chairman and Chief Executive Officer,
          International Industries, Inc.
          See Item 2(b) for address
          Principal business: International Trading

     (d) During the last five years, the reporting person has NOT been convicted of a criminal proceeding.

     (e) During the last five years, the reporting person has NOT been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     On December 31, 1994, the Reporting Person and his wife, Katy Chun, jointly purchased 40,800 shares of the Issuer's stock at $1.375 per share in a private transaction. On December 31, 1994, the Reporting Person's wife and daughter, who is of majority age but who lives with the Reporting Person, jointly purchased 20,000 shares of the Issuer's stock at $1.375 per share in a private transaction (the "Aileen Shares"). Though the Reporting Person expressly disclaims beneficial ownership of the Aileen Shares, the Reporting Person could be deemed the beneficial owner thereof. All of the foregoing purchases were made with personal funds of the purchasers thereof.

     On various dates from December 6, 1995 through December 20, 1995, the Reporting Person's daughter, Hannah, who is of majority age and who does not live with the Reporting Person but who will give or has given the Reporting Person her proxy, purchased 9,700 shares of the Issuer's stock at prices ranging from $1.25 to $1.375 per share (the "Hannah Shares"). All purchases were private transactions made with personal funds of Hannah. Though the Reporting Person expressly disclaims beneficial ownership of the Hannah Shares, the Reporting Person could be deemed the beneficial owner thereof.

                                                                        4 of 6


     On various dates from August 25, 1993 through October 21, 1994, International Industries, Inc. Pension Plan (the "III Pension Plan"), of which the Reporting Person is the sole trustee, purchased an aggregate of 5,700 shares of the Issuer's stock at various prices ranging from $1.75 to $2.125 per share in open market transactions. Though the Reporting Person expressly disclaims beneficial ownership of these shares, the Reporting Person could be deemed the beneficial owner thereof. The foregoing purchases were made with funds of the III Pension Plan.


     On August 25, 1993 and November 3, 1993, International IMEX, Inc. Profit Sharing Plan (the "IMEX Plan") purchased 500 and 400 shares, respectively, of the Issuer's stock at $2.125 and $1.875 per share, respectively, in open market transactions. The Reporting Person is the sole trustee of the IMEX Plan. Though the Reporting Person expressly disclaims beneficial ownership of these shares, the Reporting Person could be deemed the beneficial owner thereof. The foregoing purchases were made with funds of the IMEX Plan.

     On September 27, 1995 and May 17, 1995, the III Pension
Plan, respectively and IMEX Plan were merged into the International Industries, Inc. Profit Sharing Plan (the "III
Profit Plan").

     On various dates from August 25, 1993 through January 25, 1996, the III Profit Plan, of which the Reporting Person is the sole trustee, purchased an aggregate of 58,000 shares of the Issuer's stock. 33,200 were purchased in open market transactions at prices ranging from $1.1875 to $2.125 per share and 24,800 were purchased in private transactions at $1.375 per share. Though the Reporting Person expressly disclaims beneficial ownership of these shares, the Reporting Person could be deemed the beneficial owner thereof. The foregoing purchases were made with funds of the III Profit Plan.

Item 4. Purpose of Transaction.
------------------------------

     The purpose of the purchases is for investment.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------

     (a) Aggregate number of shares which the Reporting Person may be deemed to beneficially own: 299,457 Percentage of class: 10.8%. The Reporting Person expressly disclaims beneficial ownership of all but 48,400 of these shares.

     (b) (i) The Reporting Person owns 48,400 shares (approximately 1.5%) of the Issuer's securities jointly with his wife, and therefore shares voting and dispositive power with her. The name of the Reporting Person's wife is Katy Chun. Her address is PH-5, 75-83 Cambridge Parkway, Cambridge, MA 02142. Mrs. Chun is not employed and has not, during the

                                                                        5 of 6


               last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (ii) The Reporting Person serves as a sole trustee of the International Industries, Inc. Profit Sharing Plan (the "Plan") that owns 195,657 shares of the Issuer's securities. As a result of his position as trustee, the Reporting Person may be deemed to beneficially own these securities and share voting and dispositive power with the Plan. However, the Reporting Person expressly disclaims such beneficial ownership.

     (iii) The Reporting Person's wife and daughter Aileen jointly own 45,700 shares of the Issuer's securities. The Reporting Person may be deemed to beneficially own and therefore share voting and dispositive power with respect to those securities owned by his wife and daughter, who is of majority age but who is living with the Reporting Person. However, the Reporting Person expressly disclaims such beneficial ownership.

     (iv) The Reporting Person's daughter (Hannah) owns 9,700 shares of the Issuer's securities. The Reporting Person may be deemed to beneficially own and therefore share voting power with respect to these securities because Hannah has given or will give her proxy to the Reporting Person. However, the Reporting Person expressly disclaims such beneficial ownership.

     (c) Following are all transactions which might be attributed to the Reporting Person all of which were purchases effected by the Plan. Other than Purchases by the Plan and Hannah, there were no transactions by the Reporting Person in the last 60 days.

     Date      No. of Shares      Price Per Share   How Purchased
     ----      -------------      ---------------   -------------
     12/19/95   1,000               $1.375            open market
     12/20/95     500                1.25             open market
     1/2/96       500                1.1875           open market
     1/2/96     1,300                1.1875           open market
     1/2/96     2,500                1.25             open market
     1/2/96     1,500                1.25             open market
     1/2/96     1,700                1.25             open market
     1/25/96    9,000                1.375            private
                                                      purchase

               Beneficial ownership of the foregoing is expressly disclaimed by the Reporting Person.

     (d) Other than those persons described in Item 5(b) above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

                                                                        6 of 6


     (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
----------------------------------------------------------------
With Respect to Securities of the Issuer.
----------------------------------------

     The Reporting Person has not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer other than documents creating and governing the trustee position under the Plans which do not specifically relate to the securities of the Issuer, and the proxy he has or will receive from his daughter, Hannah.

Item 7. Material to be Filed as Exhibits.
----------------------------------------

     Not applicable.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              --------------------------------
                              Date


                              /s/ Chu S. Chun
                              --------------------------------
                              Signature

                              Chu S. Chun
                              --------------------------------
                              Name